UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	August 31, 2019
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

China Elite Information Co., Ltd.

Full Name of Registrant

Former Name if Applicable

233 Broadway Suite 2200

Address of Principal Executive Office (Street and Number)

New York, NY 10279

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Although China Elite Information Co., Ltd.’s (the “Company”) management has been diligently working to complete all required information for its Quarterly Report on Form 10-Q for the third quarter of the fiscal year ended November 30, 2019, and a substantial portion of that information has been completed as of this date, the Company’s financial statements could not be completed within the time provided without undue burden and expense. Therefore, the Company is filing for an extension in order to finalize its Quarterly Report, and intends to file the Form 10-Q on or prior to October 21, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Xiaomin Chen	212	608-6500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).Yes ☒ No ☐

(3)
Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Elite Information Co., Ltd.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 15, 2019	By	/s/ Li Kin Shing
President, Chief Executive Officer and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.

3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.

5.
Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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